
January 3, 2014

<u>Via E-mail</u>
Patrick G. Rooney
Chief Executive Officer
Positron Corporation
530 Oakmont Lane
Westmont, IL 60559

   Re: **Positron Corporation**
      Preliminary Information Statements on Schedule 14C
      Filed November 19, 2013
      Filed September 20, 2013
      File No. 000-24092

Dear Mr. Rooney:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Amanda Ravitz

           Amanda Ravitz
           Assistant Director

cc (via e-mail): Peter Campitiello, Esq. - Kane Kessler, P.C.